Exhibit 99-52
TWENTY-FOURTH AMENDMENT TO TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
DTE ENERGY COMPANY
     THIS TWENTY-FOURTH AMENDMENT, dated as of the first day of June, 2009, and effective as otherwise set forth herein, by and between Fidelity Management Trust Company (the “Trustee”) and DTE Energy Company (the “Sponsor”);
WITNESSETH:
     WHEREAS, the Trustee and the Sponsor heretofore entered into a Master Trust Agreement dated June 30, 1994, as amended (the “Trust Agreement”), with regard to DTE Energy Company Savings and Stock Ownership Plan, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, and the MichCon Investment and Stock Ownership Plan (collectively and individually, the “Plan”); and
     WHEREAS, the Trust Agreement contemplates that the Trustee may use any of its affiliates to discharge its obligations to the Plan, and Fidelity Employer Services Company, LLC (“FESCo”) is such an affiliate; and
     WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided in Section 14 thereof;
     NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:
(1)	Effective January 1, 2009, amending Schedule “B” to delete in its entirety the section entitled Expense Credit” and to add in lieu thereof a new section entitled “Service Credits” as follows:

Service Credits.

FESCo shall make available a Service Credit in the total amount of $100,000 (one hundred thousand U.S. dollars) for calendar year 2009 only, to be allocated to each Plan pro rata based on each Plan’s total assets. The Service Credit shall be used to offset the cost of services provided by the Trustee or its affiliates (collectively “Fidelity”) (“Service Credit”).
a.	The applicable amount shall be credited as a Service Credit on a book entry basis, to a non-interest bearing hypothetical account in respect of the Plan (the “Service Credit Account”) maintained by FESCo. This amount may only be used to offset the cost of Fidelity-Provided Services as described in paragraph “b” below. Any unused Service Credit shall expire on December 31, 2009.

b.	Subject to the provisions of this “Service Credit” section, the Service Credit Account shall be debited and such Service Credits used, as follows:
     (i) Fidelity-Provided Services. FESCo shall debit the Plan’s Service Credit Account, and use such Service Credits to offset the cost of services provided by Fidelity to the Plan effective January 1, 2009, for calendar year 2009 that would otherwise be payable
DTE Energy Company Q Master Trust—24th Amendment	Confidential Information

pursuant to this Agreement or for additional Plan services provided by Fidelity that the Sponsor may from time to time choose to utilize.
     (ii) A Service Credit cannot be used to offset, reimburse or pay: (1) expenses that are deducted from participants’ accounts; (2) expenses that are accrued in the net asset value or mil rate of an investment option; or (3) investment management services. Fidelity reserves the right to modify the expenses for which Service Credits could be used to offset with thirty (30) days prior written notice to the Sponsor.
     (iii) No Payments. Nothing in this paragraph shall obligate FESCo to make payments to any entity under the terms hereof.
c.	The Service Credit Account established for the Plan hereunder shall not be transferable under any circumstances, and shall be extinguished upon termination of recordkeeping services by the Trustee or its affiliates to the Plan, regardless of whether such Service Credit Account has a hypothetical balance at such time. The book entry value of such account shall not be payable in cash to any Plan, the Sponsor, the Named Fiduciary or any other entity.

d.	Unless otherwise notified by the Sponsor, Fidelity shall automatically apply Service Credits, to the extent available, to defray the costs of Fidelity-Provided Services at the time the costs would be invoiced. The Sponsor shall be solely responsible for the determination of whether it is permissible under ERISA for Service Credits to be applied to a given Fidelity-Provided Plan Service and shall notify Fidelity if Service Credits should not be used to offset the costs of said service. Any charges for Fidelity-Provided Services not offset by Service Credits shall be due and payable by Sponsor pursuant to ordinary invoice terms and the terms of this Agreement.

e.	FESCo shall maintain the Service Credit Account balance and report any such balance back to the Sponsor upon request
(2)	Effective January 1, 2009, deleting in its entirety Exhibit “B-1,” Expense Credit Procedures.
     IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Twenty-Fourth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

DTE ENERGY COMPANY			FIDELITY MANAGEMENT TRUST COMPANY

By:	/s/ Elizabeth A. Pochini	6/18/09	By:	/s/ Stephanie Nick	7-6-09

	Authorized Signatory	Date		FMTC Authorized Signatory	Date
DTE Energy Company Q Master Trust—24th Amendment	Confidential Information

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